Exhibit 77M

Mergers

In a merger that was effective as of the close of business November 21, 2014, Sentinel Capital Growth Fund and Sentinel Growth Leaders Fund, each a series of the Registrant, merged into Sentinel Common Stock Fund, another series of the Registrant. The merger was accomplished by Sentinel Common Stock Fund issuing shares to Sentinel Capital Growth Fund and Sentinel Growth Leaders Fund, in exchange for substantially all of their respective assets.  Such shares were then distributed to the shareholders of Sentinel Capital Growth Fund and Sentinel Growth Leaders Fund in liquidation of each of those Funds.  Both reorganizations were approved by the Board of Directors of the Registrant on August 20, 2014.